SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

_______________

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934

National Vision, Inc.

(Exact Name of Registrant as Specified in Its Charter)

Georgia	58-1910859

(State of Incorporation or Organization)	(I.R.S. Employer Identification no.)

296 Grayson Highway, Lawrenceville, Georgia	30045

(Address of Principal Executive Offices)	(Zip Code)

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction (A).(c), please check the following box.  [X]

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box.  [_]

Securities Act registration statement file number to which this form relates:	N/A
(If applicable)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class to be so Registered	Name of Each Exchange on Which Each Class is to be Registered

12% Senior secured Notes due 2009	American Stock Exchange

Securities to be registered pursuant to Section 12(g) of the Act:

(Title of Class)

(Title of Class)

Item 1.        Description of Registrant’s Securities To Be Registered.

The Registrant is issuing $120,000,000 of its 12% Senior Secured Notes due 2009 (the "Notes"). The Notes mature on March 30, 2009. They bear interest at a rate of 12% computed on the basis of a 360-day year comprised of twelve 30-day months, payable on each March 30 and September 30; provided, however, that to the extent that payments of principal or interest are overdue, Registrant shall pay interest on such overdue principal and/or interest on demand, to the extent lawful, at the rate borne by the Notes plus 2%.

The Notes are redeemable in whole or in part, from time to time, at the option of the Registrant. In addition, if the Registrant shall commence an equity offering, the proceeds of such offering shall (subject to waiver) be used to make principal payments on the Registrant’s credit facility and then to make principal payments on the Notes. The Notes are subject to mandatory redemption pursuant to a formula by which excess cash flow (as adjusted pursuant to the terms of the Notes) is distributed to the holders of the Notes on each February 28 and August 31.

The Notes are secured by a lien on all of the Registrant’s right, title and interest, subject to the provisions set forth below, whether owned on the date of the Indenture or thereafter acquired in, to, and under that portion of the following types of personal property now owned or hereafter acquired by the Registrant in which a security interest may be granted and perfected under the provisions of Article 9 of the Uniform Commercial Code as in effect on the date of the Indenture in the State of Georgia (the "UCC") and as to which any federal law of the United States has not preempted the UCC with respect to the validity, enforceability, perfection or priority of security interests therein: (i) all accounts (including without limitation health care insurance receivables); (ii) all supporting obligations; (iii) all letter of credit rights; (iv) all letters of credit; (v) all chattel paper (including without limitation electronic chattel paper); (vi) all documents; (vii) all equipment; (viii) all general intangibles (including without limitation payment intangibles); (ix) all deposit accounts; (x) all commodity accounts; (xi) all commodity contracts; (xii) all money; (xiii) all goods; (xiv) all instruments; (xv) all inventory; (xvi) all investment property; and (xvii) to the extent not otherwise included, all proceeds and products of any of the foregoing and all accessions to, substitutions and replacements for, and rents and profits of, each of the foregoing (collectively, the "Security"). Such lien on the Security is subordinated, up to a maximum amount of $15,000,000, to the rights of the lender under the Registrant’s credit facility to secure such credit facility. There can be no additional senior indebtedness without the consent of the holders of the Notes.

Registrant is subject to various covenants that limit it and its subsidiaries ability to (i) make certain payments (including dividend payments) unless certain financial restrictions are met, (ii) engage in transactions with its affiliates, (iii) incur additional indebtedness if the Registrant’s consolidated fixed charge coverage ratio (as defined in the Indenture between Registrant and State Street Bank and Trust Company (the "Trustee") as filed on May 31, 2001 on Exhibit T3C to the Registrant’s Application for Qualification of Indenture on Form T-3 which is incorporated herein by reference) falls below 2.5 to 1.0 if such incurrence is prior to March 30, 2003, and 3.0 to 1.0 if such incurrence occurs thereafter, (iv) make dividend or other payments to its subsidiaries, (v) consummate asset sales, (vi) issue preferred stock and (vii) incur, assume or permit any liens of any kind against their property.

The following constitute events of default of the Notes:

(i)       the failure to pay interest on any Notes when the same becomes due and payable and the default continues for a period of 30 days;

(ii)       the failure to pay the principal on any Notes, when such principal becomes due and payable, at maturity, upon redemption or otherwise;

(iii)       a default in the observance or performance of any other covenant or agreement contained in the Indenture which default continues for a period of 30 days after the Registrant receives written notice specifying the default (and demanding that such default be remedied) from the Trustee or the holders of at least 25% of the outstanding principal amount of the Notes (except in the case of certain defaults with respect to mergers, consolidations or sales of assets, which shall constitute an event of default with such notice requirement but without such passage of time requirement);

(iv)       the failure to pay at final maturity (giving effect to any applicable grace periods and any extensions thereof) the principal amount of any indebtedness of the Registrant or any of its restricted subsidiaries, or the acceleration of the final stated maturity of any such indebtedness (which acceleration is not rescinded, annulled or otherwise cured within 20 days of receipt by the Registrant or such restricted subsidiaries of notice of any such acceleration) if the aggregate principal amount of such indebtedness, together with the principal amount of any other such Indebtedness in default for failure to pay principal at final maturity or which has been accelerated, aggregates $5,000,000 or more at any time;

(v)       one or more judgments in an aggregate amount in excess of $5,000,000 shall have been rendered against the Registrant or any of its restricted subsidiaries and such judgments remain undischarged, unpaid or unstayed for a period of 60 days after such judgment or judgments become final and non-appealable; or

(vi)       certain events of bankruptcy affecting the Registrant or any of its significant subsidiaries.

Under the Indenture, the Registrant is required to provide an officers' certificate to the Trustee within 90 days after the end of each fiscal year stating that a review of its and its subsidiaries activities has been made under the supervision of the signing officers to determine if the Registrant has fulfilled its obligations under the Indenture and further stating that no default or Event of Default has taken place; provided, however, that the Registrant shall promptly deliver to the Trustee, upon the occurrence of any default or Event of Default or upon receipt of notice from any holder of Notes that such holder seeks to exercise any remedy under the Indenture, an officer’s certificate specifying such event or notice.

The Registrant and the Trustee, without the consent of the holders of Notes, may amend the Indenture for certain specified purposes, including curing ambiguities, defects or inconsistencies, compliance with any requirements of the United States Securities and Exchange Commission, or to make any change that would provide any additional benefit or rights to the holders of Notes, so long as such change does not adversely affect the rights of any of the holders of Notes. The Registrant and the Trustee, with the written consent of the holders of a majority in principal amount of the then outstanding Notes issued under the Indenture, may otherwise amend the Indenture except that, without the consent of each holder of Notes affected thereby, no amendment may: (i) reduce the amount of Notes whose holders must consent to an amendment; (ii) reduce the rate of or change or have the effect of changing the time for payment of interest, including defaulted interest, on any Notes; (iii) reduce the principal of or change or have the effect of changing the fixed maturity of any Notes, or change the date on which any Notes may be subject to redemption or repurchase, or reduce the redemption or repurchase price therefor; (iv) make any Notes payable in money other than that stated in the Notes; (v) make any change in provisions of the Indenture protecting the right of each holder of Notes to receive payment of principal of and interest on such Note on or after the due date thereof or to bring suit to enforce such payment, or permitting Holders of a majority in principal amount of Notes to waive defaults or Events of Default; (vi) after the Registrant’s obligation to purchase Notes arises thereunder, amend, change or modify in any material respect the obligation of the Registrant to make and consummate a change of control offer in the event of a change of control which has occurred or modify any of the provisions or definitions with respect thereto; (vii) modify or amend the provisions of the Indenture with respect to optional redemptions or the covenants with respect to limitations on asset sales (viii) modify or change any provision of the Indenture or the related definitions affecting the subordination or ranking of the Notes in a manner which adversely affects the holders of Notes; or (ix) permit the creation of any lien ranking prior to or on parity with the lien of the Indenture, terminate the lien of the Indenture or deprive any holder of Notes of the security provided by the lien of the Indenture.

State Street Bank and Trust Company shall act as Trustee under the Indenture. The Indenture provides that, except during the continuance of an Event of Default, the Trustee will perform only such duties as are specifically set forth in the Indenture. During the existence of an Event of Default, the Trustee will exercise such rights and powers vested in it by the Indenture, and use the same degree of care and skill in its exercise as a prudent man would exercise or use under the circumstances in the conduct of his own affairs. Holders of a majority in aggregate principal amount of the Notes have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee; provided, however, that the Trustee may refuse to follow any direction (a) that conflicts with any rule of law or the Indenture, (b) that the Trustee, in its sole discretion, determines may be unduly prejudicial to the rights of another holder of Notes, or (c) that may expose the Trustee to personal liability for which adequate indemnity provided to the Trustee against such liability is not reasonably assured to it. The Registrant shall indemnify each of the Trustee and its agents, employees, stockholders, affiliates, directors and officers for, and hold them each harmless against, any and all loss, liability, damage, claim or expense (including reasonable fees and expenses of counsel), including taxes (other than taxes based on the income of the Trustee) incurred by them except for such actions to the extent caused by any negligence or willful misconduct on their part, arising out of or in connection with the acceptance or administration of this trust including the reasonable costs and expenses of defending themselves against any claim or liability in connection with the exercise or performance of any of their rights, powers or duties under the Indenture.

Item 2.        Exhibits.

4.1       Form of Indenture between the Registrant and State Street Bank and Trust Company, incorporated herein by reference to Exhibit T3C to the Registrant’s Application for Qualification of Indenture on Form T-3 filed on May 31, 2001.

4.2       First Amendment of Indenture between the Registrant and State Street Bank and Trust Company, dated July 6, 2001.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Date: August 9, 2001	NATIONAL VISION, INC. By: /s/ Mitchell Goodman Name: Mitchell Goodman Title: Sr. Vice President and General Counsel